MANAGEMENT PROXY CIRCULAR

                      SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular is furnished in connection with the solicitation by the Management of Haemacure Corporation (the "Corporation") of proxies to be used at the Annual and Special Meeting of Shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person. The total cost of solicitation of proxies will be borne by the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. A Shareholder has the right to appoint as his or her proxy a person, who need not be a shareholder, other than those whose names are printed on the accompanying form of proxy. A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited at the registered office of the Corporation not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or with the Chairman of the Meeting prior to the Meeting.

                        EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted: i) for the confirmation of the amendment to By-Law Number 1 of the Corporation, replacing the fixed number of directors by a minimum number of five and a maximum of 15; ii) for the confirmation of the amendment to By-Law Number 1 of the Corporation, so as to allow that a majority of directors be non-residents of Canada; iii) for the election of directors; iv) for the appointment of auditors; v) for the adoption of a Shareholder Protection Rights Plan; vi) for the amendment to the 1996 Stock Option Plan of the Corporation, setting limits to the percentage of options that may be granted to insiders of the Corporation; vii) for the amendment to the 1996 Stock Option Plan of the Corporation so as to increase the number of common shares that may be issued thereunder; and viii) for the amendment to the 1996 Stock Option Plan of the Corporation so as to extend the period of time during which an option may be exercised in certain circumstances, as stated under such headings in this Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Management Proxy Circular, Management of the Corporation knows of no such amendments, variations or other matters.

                                  VOTING SHARES

As at February 28, 2001, there were issued and outstanding 24,232,950 common shares of the Corporation. Each common share entitles the holder thereof to one vote. The Corporation has fixed March 9, 2001 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of the Meeting. Except as set out below, any registered Shareholder of record as at the close of business on March 9, 2001 will be entitled to vote at the Meeting.

The Corporation shall prepare a list of shareholders entitled to receive notice of this Meeting and showing the number of shares held by each such Shareholder, which list shall be as at a date not later than ten days after the Record Date. Any person named in the list referred to above is entitled to vote the shares shown opposite his name at the Meeting, except to the extent that: (a) the person has transferred the ownership of any of his shares after the Record Date; and (b) the transferee of those shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that he owns the shares, and demands, not later than ten days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

                                PRINCIPAL HOLDERS

As at February 28, 2001, to the best knowledge of the Corporation, the following persons owned, directly or indirectly, as holders of record or beneficial owners, or exercised control or direction over, more than 10% of the common shares of the Corporation:

Name and place of residence                                                       Number of shares held        Percentage
---------------------------                                                       ---------------------        ----------
ZLB Bio Plasma AG (1)......................................................             4,604,332               19.00  %
Bern, Switzerland
AGF Funds Inc. and Global Strategy Financial Inc., collectively (2) .......             3,904,600               16.11
Toronto, Ontario
SGF Sante Inc. (3).........................................................             2,759,554               11.39
Montreal, Quebec
--------------------
(1)    ZLB Bio Plasma AG is a subsidiary of CSL Limited of Australia, a healthcare products company.
(2)    AGF Funds Inc. and Global Strategy Financial Inc. are mutual fund managers.
(3)    SGF Sante Inc., formerly Industries Devma Inc., is wholly-owned by Societe generale de financement, a development company.

        CONFIRMATION OF AMENDMENTS TO BY-LAW NUMBER 1 OF THE CORPORATION

1.       Number of Directors

By-Law Number 1 of the Corporation previously provided that the Board of Directors consisted of nine directors. The Board of Directors amended By-Law Number 1 so that the fixed number of directors was replaced by a minimum and a maximum number of directors. At the Meeting, the Shareholders will be called upon to vote on the following resolution confirming such amendment:

         WHEREAS section 4 of By-Law Number 1 of the Corporation provided that the business and affairs of the Corporation shall be managed by a Board of Directors consisting of nine directors;

         WHEREAS on October 12, 2000, the Board of Directors amended section 4 of By-Law Number 1 so as to replace the fixed number of directors by a minimum of five and a maximum of 15; and

         WHEREAS it is necessary to obtain the confirmation of the Shareholders of the Corporation with respect to the foregoing amendment to the By-Law.

         BE AND IT IS HEREBY RESOLVED:

                  THAT the amendment to By-Law Number 1, whereby the number of directors is set at a minimum of five and a maximum of 15, is confirmed.

In order for this resolution to be adopted, it must be approved by a majority of the votes cast at the Meeting. If the resolution is not adopted, the amendment will cease to be effective.

2.       Majority of Directors Non-Residents of Canada

By-Law Number 1 of the Corporation previously provided that a majority of the directors shall be resident Canadians. The Board of Directors amended By-Law Number 1 so that this requirement was removed. At the Meeting, the Shareholders will be called upon to vote on the following resolution confirming such amendment:

         WHEREAS section 5 of By-Law Number 1 of the Corporation provided that a majority of the directors shall be resident Canadians;

         WHEREAS on December 19, 2000, the Board of Directors amended section 5 so as to remove this requirement; and

         WHEREAS it is necessary to obtain the confirmation of the Shareholders of the Corporation with respect to the foregoing amendment to By-Law Number 1.

         BE AND IT IS HEREBY RESOLVED:

                  THAT the amendment to By-Law Number 1, whereby the requirement that a majority of the directors shall be resident Canadians is removed, is confirmed.

In order for this resolution to be adopted, it must be approved by a majority of the votes cast at the Meeting. If the resolution is not adopted, the amendment will cease to be effective.

                              ELECTION OF DIRECTORS

The Board currently consists of six directors. The persons named in the enclosed form of proxy intend to vote for the election of the seven nominees whose names are set forth below. Each director will hold office until the next annual meeting or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table sets out the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by such person, his principal occupation, the year in which such person became a director of the Corporation, and the number of voting shares of the Corporation that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

                                                                                                            Number of common
                                                                                                           shares beneficially
                                                                                                           owned or over which
                                                                                             First year    control is exercised
Name and Position with the Corporation           Principal Occupation                        as director   as at March 9, 2001
--------------------------------------           --------------------                        -----------   -------------------
Marc Paquin(1)(5).........................       President and Chief Executive Officer of       1991              982,415
President, Chief Executive Officer and           the Corporation
Director

Paul Baehr(2)(3)..........................       Chairman and Chief Executive Officer           1998                   --
Director                                         Ibex Technologies Inc.

Francis Bellido(1)(4).....................       President                                      1999                   --
Director                                         SGF Sante Inc.

Karen Brenner.............................       Principal, Brenner & Company, LLC               --                    --

Wayne G. Johnson(2)(3)....................       Executive Vice-President and Chief             1994               65,770
Executive Vice-President, Chief Operating        Operating Officer of the Corporation
Officer and Director

Louis-M. Riopel(1)(4).....................       President                                      1994                5,000
Chairman of the Board of Directors and           Rio-Dev Inc.
Director

Neil Wiener...............................       Partner                                         --                 1,000
                                                 Heenan Blaikie (lawyers)
--------------------
(1)      Member of the Executive Committee.
(2)      Member of the Audit Committee.
(3)      Member of the Compensation Committee.
(4)      Member of the Corporate Governance Committee.
(5)      Member of the Corporate Finance and Development Committee.

Since February 1999, Ms. Brenner has been a principal of Brenner & Company, LLC, a financial and management advisory firm; from November 1991 to February 1998, Ms. Brenner was Managing Director of Noel Group, Inc. of New York; from October 1996 to June 1998, Ms. Brenner was Chairman, President and Chief Executive Officer of Carlyle Industries, Inc. of New York; Mr. Wiener has held the principal occupation set out opposite his name for the past five years, and previously served as a director of the Corporation from June 1996 to May 1998.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective nominees individually.

SGF Sante Inc. (formerly Industries Devma Inc.), Multipede Holdings Inc., the Fonds de solidarite des travailleurs du Quebec (F.T.Q.), Marc Paquin and BioCapital Investments, Limited Partnership have entered into a Shareholders' Agreement. The Shareholders' Agreement provides that the parties thereto will vote their shares so that each will have one representative on the Board of Directors of the Corporation for every tranche of 10% of the outstanding shares of the Corporation owned by the party, calculated on a fully diluted basis. Of the parties listed above, only SGF Sante Inc. owns a sufficient number of shares to have a representative on the Board of Directors of the Corporation. The Shareholders' Agreement will expire on the earlier of June 14, 2001 or the date on which the shareholders hold collectively, directly and indirectly, less than 10% of the issued and outstanding shares of the Corporation.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased insurance for the benefit of the Corporation's directors and officers against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The premium, which amounted to $29,417 for the fiscal year ended October 31, 2000, is paid by the Corporation. The policy provides coverage in respect of a maximum total liability of $10,000,000.

                             APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of the auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as the auditors of the Corporation until the next annual meeting of shareholders. Ernst & Young, Chartered Accountants, have served as the auditors of the Corporation since 1991.

                     REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets out all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended October 31, 2000, 1999 and 1998, of the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

Summary Compensation Table
(in Canadian dollars)

-------------------------------------------------------------------------------------------------------------------------------
                                                 Annual Compensation                        Long Term Compensation
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              Awards          Payouts
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       Number     Restricted
                                                     Salary    Bonus    Other Annual  of Options    Stock     LTIP
Name and Principal Position                 Year       $         $      Compensation   Granted      Awards    Payouts  All Other
---------------------------------------------------------------------------------------------------------------------------------
Marc Paquin                                 2000    332,325    62,809         --         --          --        --       --
President and Chief Executive Officer       1999    336,930    30,324         --        100,000      --        --       --
                                            1998    219,125    98,606         --         --          --        --       --
---------------------------------------------------------------------------------------------------------------------------------
David Karp                                  2000    247,072    28,660        --           8,000      --        --       --
Vice-President, Medical Affairs             1999    243,534    26,744        --          15,000      --        --       --
                                            1998    170,127    7,318         --          40,000      --        --       --
---------------------------------------------------------------------------------------------------------------------------------
Waldron Palmer(1)                           2000    235,138    12,231        --           9,600      --        --       --
Vice-President, Sales and Marketing         1999    229,299    22,013        --          16,000      --        --     40,689
                                            1998    170,005    29,155        --          50,000      --        --       --
---------------------------------------------------------------------------------------------------------------------------------
James L. Roberts(2)                         2000    221,550    24,370        --          50,000      --        --       --
Vice-President Finance and                  1999       --        --          --          --          --        --       --
Administration, and Chief Financial         1998       --        --          --          --          --        --       --
Officer
---------------------------------------------------------------------------------------------------------------------------------
Elaine Whitmore                             2000    216,188    28,537        --           8,400      --        --       --
Vice-President, Clinical and Regulatory     1999    214,886    18,050        --          12,400      --        --       --
Affairs                                     1998    204,907    25,408        --          --          --        --       --
---------------------------------------------------------------------------------------------------------------------------------
--------------------
(1)      Mr. Palmer left the Corporation in November 2000.
(2)      Mr. Roberts joined the Corporation in January 2000.

The salary, bonus and other annual compensation paid to the Named Executive Officers are paid in U.S. funds.

The Corporation entered into an employment agreement with Mr. Paquin in September 1999. The agreement is for a term of two years, renewable annually unless either party gives one year prior notice and, in case of termination by the Corporation, provides for the payment to Mr. Paquin of his salary for the greater of the balance of the term of the agreement or 18 months. The agreement was renewed for a one-year period. Mr. Paquin's annual base salary for fiscal 2001 is in the amount of $348,940. Mr. Paquin is also entitled to an annual bonus in an amount not to exceed 50% of his base salary, if certain stated objectives determined by the Board of Directors are attained. Mr. Paquin's base salary is increased annually to reflect the increase in the consumer price index. As part of the employment agreement, Mr. Paquin was granted an option to acquire 100,000 common shares of the Corporation. The option vested on September 2, 2000 in respect of 50,000 shares and will vest on September 2, 2001 in respect of an additional 50,000 shares.

In June 1997, the Corporation entered into an employment agreement with Dr. Karp for an indefinite term. Dr. Karp's annual base salary for fiscal 2001 is in the amount of $251,238. Dr. Karp is also entitled to an annual bonus in an amount not to exceed 20% of his base salary, if certain stated objectives determined by the Board of Directors are attained. As part of the employment agreement, Dr. Karp was granted an option to acquire 40,000 common shares, which is now fully vested. The option expires on June 30, 2002.

In February 1998, the Corporation entered into an employment agreement with Mr. Palmer for an indefinite term. As part of the agreement, Mr. Palmer was granted an option to acquire 50,000 common shares. Mr. Palmer's employment with the Corporation ended on November 1, 2000. As a result of Mr. Palmer having left the Corporation, his option expired on March 1, 2001.

In January 2000, the Corporation entered into an employment agreement with Mr. Roberts for an indefinite term. Mr. Roberts's annual base salary for fiscal 2001 is in the amount of $230,412. Mr. Roberts is also entitled to an annual bonus in an amount not to exceed 20% of his base salary, if certain objectives determined by the Board of Directors are attained. As part of his employment agreement, Mr. Roberts was granted an option to acquire 50,000 common shares, which vested in respect of 25,000 shares on January 6, 2001, and shall vest in respect of 15,000 shares on January 6, 2002 and in respect of 10,000 shares on January 6, 2003.

In June 1997, the Corporation entered into an employment agreement with Mrs. Whitmore for an indefinite term. Mrs. Whitmore's annual base salary for fiscal 2001 is in the amount of $226,998. Mrs. Whitmore is also entitled to an annual bonus in an amount not to exceed 20% of her base salary, if certain stated objectives determined by the Board of Directors are attained. As part of her employment agreement, Mrs. Whitmore was granted an option to acquire 20,000 common shares, which is now fully vested. The option expires on June 30, 2002.

During the fiscal year ended October 31, 2000, the Corporation paid a total of $1,309,436 in remuneration and $108,514 in benefits to six senior executives, one of whom is no longer employed by the Corporation.

In February 2001, the Corporation entered into an employment agreement with Mr. Wayne G. Johnson as Executive Vice-President and Chief Operating Officer, for a term of two years, effective February 1, 2001. The agreement provides for an annual base salary of $295,400 and an annual allocation of $73,850 in lieu of relocation. Mr. Johnson is also entitled to an annual bonus in an amount not to exceed 50% of his base salary, if certain stated objectives determined by the Board of Directors are attained. As part of the employment agreement, Mr. Johnson was granted an option to acquire 400,000 common shares of the Corporation. The option will vest in respect of 100,000 common shares 6, 12, 18 and 24 months from December 19, 2000. As this agreement was entered into after the fiscal year ended October 31, 2000, Mr. Johnson's compensation is not shown in the table above.

Option Grants During the Most Recently Completed Fiscal Year

In March 1996, the Board of Directors of the Corporation created the 1996 Stock Option Plan for directors, officers, employees and service providers of the Corporation. Pursuant to the 1996 Stock Option Plan, options may be granted in respect of 1,098,297 common shares. The option price per share is set by the Board of Directors at the time of the granting of each option, but cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant. The maximum period during which an option may be exercised is ten years from the date of the grant.

The following table sets out the details of all grants of options to the Named Executive Officers during the fiscal year ended October 31, 2000.

----------------------------------------------------------------------------------------------------------------------------
                                                % of Total
                                              Options Granted
                                              to Employees in                        Market Value on
   Name                   Options Granted     Financial Year      Exercise Price     Date of Grant        Expiration Date
----------------------------------------------------------------------------------------------------------------------------
Marc Paquin                      --                  --              --                  --                   --
----------------------------------------------------------------------------------------------------------------------------
David Karp                     8,000                6.1%            $2.60               $2.60            December 3, 2009
----------------------------------------------------------------------------------------------------------------------------
Waldron Palmer                 9,600                7.3%            $2.60               $2.60            March 1, 2001
----------------------------------------------------------------------------------------------------------------------------
James L. Roberts              50,000               38.1%            $2.05               $2.05            January 5, 2010
----------------------------------------------------------------------------------------------------------------------------
Elaine Whitmore                8,400                6.4%            $2.60               $2.60            December 3, 2009
----------------------------------------------------------------------------------------------------------------------------

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

The following table sets out details of all exercises of stock options during the fiscal year ended October 31, 2000 by the Named Executive Officers as well as the value of the options at fiscal year end.

-------------------------------------------------------------------------------------------------------------------------------
                                                               Number of Unexercised        Value of Unexercised in the Money
                         Shares Acquired                     Options at Fiscal Year-End         Options at Fiscal Year End
 Name                      on Exercise      Value Realized    Exercisable/Unexercisable       Exercisable/Unexercisable($)(1)
-------------------------------------------------------------------------------------------------------------------------------
Marc Paquin                    --                --              200,000 / 50,000                    -- / --
-------------------------------------------------------------------------------------------------------------------------------
David Karp                     --                --               63,000 / --                        -- / --
-------------------------------------------------------------------------------------------------------------------------------
Waldron Palmer                 --                --               75,600 / --                        -- / --
-------------------------------------------------------------------------------------------------------------------------------
James L. Roberts               --                --                   -- / 50,000                    -- / --
-------------------------------------------------------------------------------------------------------------------------------
Elaine Whitmore                --                --               40,400 / --                        -- / --
-------------------------------------------------------------------------------------------------------------------------------
--------------------
(1)      Value of unexercised "in the money" options is calculated using the closing price of the common shares on the Toronto
         Stock Exchange on October 31, 2000 ($1.95) less the exercise price of the options.

Composition of the Compensation Committee

The Compensation Committee is composed of Paul Baehr and Wayne G. Johnson. Only Mr. Johnson is an officer and employee of the Corporation.

Report on Executive Compensation

The compensation of the Corporation's senior officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The Corporation's executive compensation program is designed to pay for performance and be competitive with other firms of comparable size in similar fields.

The Corporation's executive compensation program is comprised of a base salary, and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors.

The variable components of the Corporation's executive compensation program are designed to closely link the compensation of the Corporation's senior executives and management employees with the performance of the Corporation as a whole.

The above report is submitted on behalf of the Compensation Committee by the directors whose names appear below:

             Paul Baehr                Wayne G. Johnson

Performance Graph

The following graph compares the total return of a $100 investment in the common shares of the Corporation made on June 27, 1996, the date of the Corporation's initial public offering, with the cumulative return of the TSE 300 Index for the period from June 27, 1996 to October 31, 2000.

                  06/26/92  12/30/92 06/29/93  13/30/93  06/29/94  06/29/95  12/30/95  06/29/96  10/30/96
----------------------------------------------------------------------------------------------------------
HAE                100       57        37        52        76        61        27        31        28
----------------------------------------------------------------------------------------------------------
TSE 300            100       118       93       134       147       140       168       203       192
----------------------------------------------------------------------------------------------------------

Remuneration of Directors

During the fiscal year ended October 31, 2000, the Corporation paid a total of $56,500 to its directors for their services in such capacity, including services provided in prior fiscal years. With the exception of Marc Paquin, directors each received $1,500 per meeting of the Board of Directors, $750 per meeting of committees of the Board of Directors as well as reimbursement for travel expenses. Under the Corporation's 1996 Stock Option Plan, six directors received options in respect of an aggregate of 66,000 common shares at an exercise price of $2.60 per share.

                ADOPTION OF A SHAREHOLDER PROTECTION RIGHTS PLAN

On January 24, 2001, the Board of Directors of the Corporation adopted a Shareholder Protection Rights Plan (the "Plan"). The rights are designed to provide protection against abusive takeover tactics such as partial tender offers, selective open-market purchases and offers for all the shares of the Corporation at less than full value or at an inappropriate time. The rights are intended to assure that the Board of Directors has the ability to protect shareholders and the Corporation if attempts are made to gain control of the Corporation in a manner that is not in the best interests of the Corporation and all of its Shareholders. The following summarizes the significant terms and provisions included in the Plan as approved by the Board of Directors.

1. Issuance: The Plan provides for the issuance of one common share purchase right (a "Right") for each outstanding common share of the Corporation. Until the Rights become exercisable, all further issuance of common shares, including upon exercise of outstanding stock options, will be accompanied by the Rights.

2.       Term: Three years, expiring on January 23, 2004.

3. Exercise Price: Each Right entitles each registered Shareholder to purchase from the Corporation one common share at a price of $75 per share (the "Exercise Price"). The Exercise Price does not represent the long-term financial value of the Corporation, and is subject to certain anti-dilution adjustments.

4. Nature of Rights Prior to Separation Time: Until the Separation Time, the Rights would not be exercisable and would be transferable only together with, and would be transferred by a transfer of, the common shares.

5. Rights Detach and Become Exercisable: The Rights become exercisable upon the Separation Time (subject to the Board of Directors' ability to delay exercisability) and separate Rights certificates would be issued as soon as practicable. The Rights would thus become transferable apart from the Corporation's common shares. However, until the "Flip-in Event" (as described in section 7 hereof) it is generally not economically desirable to exercise the Rights when they become exercisable as they are "out of the money".

         The term "Separation Time" means the close of business on the eighth trading day after the earliest to occur of:

         (i) the date of a public announcement that a person or group of associated or affiliated persons (other than the Corporation, a subsidiary of the Corporation, or an employee benefit plan or employee benefit trust of the Corporation -- an "Acquiring Person") acquires beneficial ownership of 20% or more of the outstanding shares of the Corporation (the "Stock Acquisition Date");

         (ii) the date of the commencement of or first public announcement of the intent of any person to commence an offer to acquire 20% or more of the outstanding shares of the Corporation (excluding any Permitted Bid);

         (iii) the date on which any Permitted Bid ceases to be a Permitted Bid; or

         (iv) such earlier or later time or times as the case may be as may be determined by the Board of Directors of the Corporation.

6. Permitted Bids Excluded: The Rights do not become exercisable provided that the share acquisitions are made by an Acquiring Person in a manner that meets the definition of Permitted Bid as set out in the Plan. In other words, the Rights become exercisable when the share acquisition is not a Permitted Bid. The Plan provides that a "Permitted Bid" is a bid which is made in compliance with the provisions of Title IV of the Securities Act (Quebec) and the regulations thereunder and which also complies with the following requirements, among others:

         (i) the bid must be made to all of the Corporation's Shareholders and must be made for all of the Corporation's shares;

         (ii)     the bid must remain open for 90 days;

         (iii) the bidder must own less than 5% of the Corporation's outstanding common shares at the time the bid is commenced;

         (iv) no shares may be purchased pursuant to the bid until the expiration of 90 days after the commencement of the bid;

         (v) tendered shares may be withdrawn by shareholders during the 90 days following the commencement of the bid;

         (vi) the bid must contain a condition that, as of the 80th day following the commencement of the bid, at least 50% of the Corporation's outstanding common shares must have been tendered and not withdrawn; and

         (vii) the bidder has not, in connection with the bid, entered into any agreement with a 20% or greater Shareholder relating to the common shares held by such 20% holder.

7. Flip-In Events: In the event that a person (subject to certain exceptions) becomes an Acquiring Person, that is, becomes the beneficial owner of 20% or more of the total number of outstanding shares of the Corporation between January 1, 2001 and January 23, 2004, the date upon which the Plan will expire (a "Flip-In Event"), then from the date that the Corporation publicly announces the Flip-In Event, each Shareholder will have the right to receive, upon exercise of each Right, a number of common shares equal to the Exercise Price divided by half the closing price of the Corporation's shares on the Toronto Stock Exchange on the date of the Flip-In Event.

         Thus, for example, if the Exercise Price of the Rights at the time of the Flip-In Event is $75 per share and the Corporation's common shares are trading at $2 at such time, each Shareholder would receive 75 common shares per each Right exercised, for the aggregate price of $75.

         The person who triggers the Rights is excluded from the Flip-In Event because the Plan provides that its rights become null and void upon its triggering acquisition.

8. Adjustments to the Rights: The Exercise Price payable, the number and kind of securities subject to purchase upon exercise of each Right, and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution:

         (i)      in the event of a stock dividend on the common shares;

         (ii) in the event of a subdivision or change in the outstanding common shares into a greater number or smaller number; or

         (iii) in the event that the Corporation issues any common shares (or other securities exchangeable for or convertible into or giving a right to acquire common shares or other securities) in respect of, in lieu of, or in exchange for existing common shares.

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional common shares will be issued. In lieu of fractional shares, the Corporation will pay a holder an amount in cash equal to the same fraction of the market price of a common share.

9. Redemption of Rights: At any time prior to the Separation Time, the Board of Directors of the Corporation may, at its option, redeem all but not less than all of the Rights at a price of $.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. In addition, at any time prior to the Separation Time, the Board may, by prior written notice to the Rights Agent, waive the consequences of a particular Flip-In Event so that there would be no adjustment to the Rights upon the occurrence of such Flip-In Event.

10. Amendment to Rights Agreement: Subject to the prior written approval of the Toronto Stock Exchange, the Board of Directors may amend the Plan without the consent of the Corporation's Shareholders or Right holders, except that no such amendment made on or after the Separation Time may materially adversely affect the interests of the holders of Rights. Notwithstanding the foregoing, any amendments that would change the definition of Acquiring Person, Exercise Price, Expiration Time, Flip-In Event, or Permitted Bid, must be approved by the Corporation's Shareholders.

11. Rights as a Shareholder: Until a Right is exercised, the holder thereof, as such, will have no rights as a Shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

Resolution approving the adoption of the Shareholder Protection Rights Plan

         WHEREAS on January 24, 2001, the Board of Directors of the Corporation adopted a Shareholder Protection Rights Plan; and

         WHEREAS it is necessary to obtain the approval of the Shareholders of the Corporation with respect to the foregoing Plan.

         BE AND IT IS HEREBY RESOLVED:

                  THAT the Shareholder Protection Rights Plan as adopted by the Board of Directors of the Corporation on January 24, 2001 be ratified, confirmed and approved.

In order for this resolution to be adopted, it must be approved by a simple majority of the votes cast at the Meeting. Copies of the Plan are available from the Corporation upon request. The Plan is also subject to regulatory approval, including that of the Toronto Stock Exchange.

                    AMENDMENTS TO THE 1996 STOCK OPTION PLAN

1.       Limits to the percentage of stock options granted to insiders

The Board of Directors has determined that the 1996 Stock Option Plan of the Corporation should be amended to provide that the number of shares reserved for issuance pursuant to stock options granted to insiders of the Corporation may not exceed 10% of the number of issued and outstanding shares of the Corporation, and that the number of shares reserved for issuance pursuant to stock options granted to any one insider within a one-year period may not exceed 5% of the number of issued and outstanding shares of the Corporation. At the Meeting, the Shareholders will be called upon to vote on the following resolution approving such amendment to the 1996 Stock Option Plan:

         WHEREAS on October 12, 2000, the Board of Directors amended section 4 of the 1996 Stock Option Plan of the Corporation; and

         WHEREAS it is necessary to obtain the approval of the Shareholders of the Corporation with respect to the foregoing amendment to the 1996 Stock Option Plan.

         BE AND IT IS HEREBY RESOLVED:

                  THAT the following text be added as section 4.4 of the 1996 Stock Option Plan of the Corporation:

                  4.4 "No option may be granted to any optionee hereunder if such grant could result, at any time, when taken together with all of the Corporation's other share compensation arrangements, in:

                           (a) the number of Shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the number of issued and outstanding Shares;

                           (b) the issuance to Insiders within a one-year period, of a number of Shares exceeding 10% of the number of issued and outstanding Shares; or

                           (c) the issuance to any one Insider and such Insider's associates, within a one-year period, of a number of Shares exceeding 5% of the number of issued and outstanding Shares.

                           For the purposes of this section 4.4: (i) the term "Insider" shall have the same meaning as in the Securities Act (Quebec); and (ii) the number of issued and outstanding Shares shall be determined on the basis of the number of Shares that are outstanding immediately prior to the share issuance in question, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period."

In order for this resolution to be adopted, it must be approved by a majority of the votes cast at the Meeting. This amendment is also subject to regulatory approval, including that of the Toronto Stock Exchange.

2.       Increase in the number of shares that may be issued

In March 1996, the Board of Directors of the Corporation established the 1996 Stock Option Plan, shortly before the Corporation's initial public offering. A total of 1,098,297 common shares were initially reserved for issuance under the 1996 Stock Option Plan, representing a number equal to 10% of the number of common shares issued and outstanding immediately after the closing of the Corporation's initial public offering.

At the annual and special meeting of the Shareholders of the Corporation held on April 27, 2000, the Shareholders approved a resolution increasing the maximum number of common shares which may be issued under the 1996 Stock Option Plan to 1,675,683. However, due to certain deficiencies in disclosure in the Corporation's management proxy circular prepared in connection with the Shareholders' meeting, the foregoing increase was not approved by the Toronto Stock Exchange.

Since the establishment of the 1996 Stock Option Plan, a total of 99,760 common shares have been issued upon the exercise of options. Based on a maximum of 1,675,683 common shares, as approved by the Shareholders at the Shareholders' meeting held in April 2000, 1,575,923 common shares are currently available for issue under the 1996 Stock Option Plan. Currently, there are options outstanding to purchase 1,521,556 common shares, leaving 54,367 common shares available for future grants.

On January 24, 2001, the Board of Directors of the Corporation approved an increase in the number of common shares under the 1996 Stock Option Plan in the amount of 747,612 common shares. This increased the maximum number of shares that may be issued under the 1996 Stock Option Plan to 2,423,295 common shares. The number of common shares currently available for future option grants is 801,979. At the Meeting, the Shareholders will be called upon to vote on the following resolution approving such increase:

         WHEREAS a maximum of 1,675,683 common shares may be issued under the 1996 Stock Option Plan of the Corporation;

         WHEREAS on January 24, 2001, the Board of Directors of the Corporation amended section 4.1 of the 1996 Stock Option Plan so as to increase the maximum number of common shares that may be issued thereunder to 2,423,295; and

         WHEREAS pursuant to the policies of the Toronto Stock Exchange, it is necessary to obtain the approval of the Shareholders of the Corporation with respect to the foregoing amendment to the 1996 Stock Option Plan.

         BE AND IT IS HEREBY RESOLVED:

                  THAT section 4.1 of the Plan be replaced by the following:

                  4.1 "The maximum number of Shares which may be issued under this Plan is two million four hundred twenty-three thousand two hundred and ninety-five (2,423,295)."

In order for this resolution to be adopted, it must be approved by a majority of the votes cast at the Meeting, other than votes attaching to shares beneficially owned by insiders to whom shares may be issued pursuant to the 1996 Stock Option Plan, and their associates. Votes attached to a total of 1,056,125 shares may not be exercised with respect to this matter, representing 4.36% of the votes attached to issued and outstanding shares of the Corporation. This amendment is also subject to regulatory approval, including that of the Commission des valeurs mobilieres du Quebec and the Toronto Stock Exchange.

3. Extension of period of time during which certain options may be exercised

The 1996 Stock Option Plan of the Corporation provides that an option shall lapse 30 days after an option holder's death or 120 days after an option holder's employment, office or directorship with the Corporation ends or terminates, other than for cause. On February 27, 2001, the Board of Directors amended the 1996 Stock Option Plan to provide that options will lapse one year after any such event. At the Meeting, the Shareholders will be called upon to vote on the following resolution approving such amendment:

         WHEREAS on February 27, 2001, the Board of Directors amended the 1996 Stock Option Plan of the Corporation; and

         WHEREAS pursuant to the policies of the Toronto Stock Exchange, it is necessary to obtain the approval of the Shareholders of the Corporation with respect to the foregoing amendment to the 1996 Stock Option Plan;

         BE AND IT IS HEREBY RESOLVED:

                  THAT sections 6.1.5.2 and 6.1.5.3 of the 1996 Stock Option Plan be replaced by the following:

                  6.1.5.2 "If an optionee: (i) dies while employed by the Company or while a director thereof; or (ii) if an optionee's employment, office or directorship with the Company terminates or ends otherwise than by reason of death or termination for cause, any option or unexercised part thereof granted to such optionee may be exercised: (a) by the person to whom the option is transferred by will or the laws of succession and distribution; or (b) by the optionee, as the case may be, for that number of shares only which he was entitled to acquire under the option at the time of his death, termination, or end of employment, office or directorship. Such option shall be exercisable within one (1) year after the optionee's death, termination, or end of employment, office or directorship, or prior to the expiration of the term of the option, whichever occurs earlier."

In order for this resolution to be adopted, it must be approved by a majority of the votes cast at the Meeting, other than votes attaching to shares beneficially owned by insiders to whom shares may be issued pursuant to the 1996 Stock Option Plan, and their associates. Votes attached to a total of 1,056,125 shares may not be exercised with respect to this matter, representing 4.36% of the votes attached to be issued and outstanding shares of the Corporation. This amendment is also subject to regulatory approval, including that of the Toronto Stock Exchange.

                                  OTHER MATTERS

The Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to Management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgement.

                         CORPORATE GOVERNANCE PRACTICES

Corporate Governance

In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSE Report") containing a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. To implement these guidelines, the Toronto Stock Exchange adopted a requirement stipulating that each listed company must disclose its approach to corporate governance with reference to the guidelines. The required disclosure is set out below.

The TSE Report placed strong emphasis on the make-up and independence of corporate boards. In particular, it recommended that a board should be composed of a majority of unrelated directors. An "unrelated director", under the TSE Report, is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonable be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The composition of the Board of Directors of the Corporation is discussed below.

In the case of corporations which have a "significant shareholder", the TSE Report also discussed the requirement for fairly reflecting the investment of minority shareholders. A "significant shareholder" is defined in the TSE Report as a shareholder with the ability to exercise a majority of the votes for the election of directors attached to the outstanding shares of the corporation. In the circumstances where a corporation has a significant shareholder, the TSE Report recommends that, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder in order to fairly reflect the investment in the corporation by shareholders other than the significant shareholder. The Corporation does not have a significant shareholder, in that no shareholder has the ability to exercise a majority of the votes for the election of directors.

Board of Directors

The Board of Directors is responsible for managing the business and affairs of the Corporation. It establishes the overall policies and standards for the Corporation. The directors are kept informed of the Corporation's operations at meetings of the Board of Directors and its committees and through reports and analyses and discussion with Management.

The Board of Directors meets on a regularly scheduled basis and, during the fiscal year ended October 31, 2000, met on eight occasions. In addition, communications between the directors and Management occur apart from regularly scheduled Board of Directors and committee meetings.

Committees of the Board of Directors

The Board of Directors has established five standing committees and has delegated certain responsibilities to each of those committees. The Board of Directors has also instructed each of them to perform certain advisory functions and make recommendations and report to the Board of Directors.

Executive Committee

The Executive Committee meets between meetings of the Board of Directors to monitor the Corporation's strategic plan, to canvass specific business and management issues and to prepare further review of such plan and issues for consideration by the Board of Directors. The Executive Committee is composed of Francis Bellido, Marc Paquin and Louis-M. Riopel. At all times during the year ended October 31, 2000 and as at the date hereof, only Mr. Paquin is an officer and an employee of the Corporation, Mr. Riopel is an officer of the Corporation and Mr. Bellido is not an officer nor an employee of the Corporation or any of its subsidiaries.

Audit Committee

The Audit Committee meets with the Chief Financial Officer of the Corporation and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedure and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Audit Committee reviews quarterly financial statements and reviews and recommends to the Board of Directors for approval the annual financial statements. The Audit Committee also reviews with Management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of the Corporation. The Audit Committee is composed of Gerald Andre, Paul Baehr and Wayne G. Johnson. At all times during the year ended October 31, 2000 and as at the date hereof, none of the members of the Audit Committee was an officer or employee of the Corporation or any of its subsidiaries, except for Mr. Johnson, who became an officer and an employee of the Corporation on February 1, 2001.

Compensation Committee

The Compensation Committee is responsible for considering terms of employment, including matters of compensation, and recommending awards under the Corporation's 1996 Stock Option Plan. The Compensation Committee is composed of Paul Baehr and Wayne G. Johnson. At all times during the year ended October 31, 2000 and as at the date hereof, none of the members of the Compensation Committee is as an officer or employee of the Corporation or any of its subsidiaries, except for Mr. Johnson, who became an officer and an employee of the Corporation on February 1, 2001.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing the Corporation's corporate governance practices and reporting thereon to the Board of Directors, as well as for seeking potential nominees for board membership. The Corporate Governance Committee is composed of Francis Bellido and Louis-M. Riopel. At all times during the year ended October 31, 2000 and as at the date hereof, none of the members of the Corporate Governance Committee is an officer or employee of the Corporation or any of its subsidiaries, except for Mr. Riopel, who is an officer of the Corporation.

Corporate Finance and Development Committee

The Corporate Finance and Development Committee is responsible for reviewing and making recommendations to the Board of Directors regarding all issues of equity and long term debt, changes in the Corporation's capital structure, the capital expenditure program, and acquisitions, divestitures, joint ventures, partnerships or combination of business interests. The Corporate Finance and Development Committee is composed of Gerald Andre and Marc Paquin. At all times during the year ended October 31, 2000 and as at the date hereof, none of the members of the Compensation Committee is an officer or employee of the Corporation or any of its subsidiaries, except for Mr. Paquin, who is an officer and an employee of the Corporation.

                         CORPORATE GOVERNANCE GUIDELINES

The following are the 14 guidelines established by the Toronto Stock Exchange with respect to corporate governance and the Corporation's practice as regards each of the guidelines.

1. The Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

         (a)      adoption of a strategic planning process

                  Board of Directors meetings from time-to-time focus on substantial strategic planning matters.

                  The Board of Directors reviews the objectives of the CEO and provides guidance for the development of corporate strategy.

         (b) identification of principal risks, and implementing risk management systems

                  The Board of Directors from time-to-time identifies the Corporation's principal risks. The Board of Directors will implement systems to address these risks as necessary.

         (c)      succession planning and monitoring senior management

                  The Board of Directors reviews and discusses organizational structure and succession planning matters as required.

                  The Corporation monitors the performance of senior management based on objectives and budgets approved by the Board of Directors.

         (d)      communications policy

                  The Corporation considers investor relations to be important. Every Shareholder inquiry receives a prompt response from an appropriate officer of the Corporation. Quarterly financial statements are approved by the Audit Committee prior to distribution to the shareholders. Annual financial statements are approved by the Audit Committee and the Board of Directors prior to distribution to the Shareholders.

         (e) integrity of internal control and management information systems

                  The Board of Directors has, through its oversight and the appointment of the Executive, Audit, Compensation, Corporate Finance and Development, and Corporate Governance Committees, put in place an effective system for monitoring the implementation of corporate strategies. The Audit Committee is responsible for the compliance of financial reporting with accounting principles. The Compensation Committee is responsible for reviewing and advising the Board of Directors on employment and remuneration matters. The Board of Directors as a whole determines its agenda and priorities and membership of the various committees.

2. Majority of directors should be "unrelated" (independent of management and free from conflicting interest)

         The Board of Directors considers that four of the six directors are unrelated.

3. Disclosure for each director whether he or she is related, and how that conclusion was reached

         The Board of Directors considers that Marc Paquin and Wayne G. Johnson are related to Management. Mr. Paquin is President and Chief Executive Officer and Mr. Johnson Executive Vice-President and Chief Operating Officer of the Corporation.

         One of the directors (Louis-M. Riopel) provides consulting services to the Corporation from time-to-time. In light of the intermittent nature of these consulting services and the limited amount paid by the Corporation for such services, the Board of Directors considers that Louis-M. Riopel is an unrelated director.

4.       (a)      Appoint a committee responsible for appointment/assessment of directors

                  The Board of Directors is responsible for recommending candidates for election, filing vacancies on the Board of Directors and assessing the performance of Directors. In the past, the Board of Directors has on occasion constituted a Nominations Committee for the purpose of attracting new directors.

         (b) Composed exclusively of non-management directors, the majority of whom are unrelated

                  n/a

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors

         The Corporation has no formal policy for assessing the effectiveness of the Board of Directors, its committees and individual directors. The directors from time-to-time comment on the effectiveness of the Board of Directors operations.

6.       Provide orientation and education programs for new directors

         Where necessary, the Corporation will provide new directors with an appropriate orientation package.

7.       Consider reducing size of Board, with a view to improving effectiveness

         The Board of Directors currently consists of six directors. Shareholders will be asked to consider seven nominees for director at the annual meeting of Shareholders. The Board of Directors is of the view that a Board consisting of seven directors is large enough to present a diversity of views and experience, but also small enough to carry out its duties efficiently.

8.       Review compensation of directors in light of risks and responsibilities

         The Compensation Committee is mandated to review and recommend to the Board of Directors for approval the remuneration of directors. The Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

9. Committees should generally be composed of unrelated and non-management directors

         The Executive, Audit, Compensation and Corporate Finance and Development Committees are composed of related, and unrelated and non-management directors. Two of the three members of the Executive Committee are unrelated and non-management directors, one is a related and management director. Two of the three members of the Audit Committee are unrelated and non-management directors, one is related and a management director. One of the two members of the Compensation Committee is unrelated and a non-management director, the other is related and a management director. The two members of the Corporate Governance Committee are unrelated and non-management directors. One of the two members of the Corporate Finance and Development Committee is unrelated and a non-management director, the other is related and a management director.

10. Appoint a committee responsible for approach to corporate governance issues

         The Board of Directors has appointed a Corporate Governance Committee to review corporate governance matters and to report thereon to the Board of Directors.

11.      (a)      Define limits to management's responsibilities by
                  developing mandates for:

                  (i)      the Board

                           There is no specific mandate for the Board of Directors, since the Board of Directors has plenary power. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board of Directors.

                  (ii)     the CEO

                           The CEO's objectives constitute a mandate on a year-to-year basis. These objectives include the general mandate to maximize shareholder value.

         (b)      Board should approve CEO's corporate objectives

                  The Board of Directors approves the CEO's objectives for the Corporation on an annual basis.

12. Establish structures and procedures to enable the Board to function independently of management

         It is the policy of the Corporation to have as Chairman of the Board a director who is unrelated and not a member of Management. Louis-M. Riopel, the Chairman of the Board, is unrelated and not a member of Management.

13.      Establish an audit committee with a specifically defined mandate

         The Audit Committee is mandated to: (i) monitor external audit functions and prepare financial statements; and (ii) meet with the outside auditors independently of Management. Two of the three members of the Audit Committee are unrelated and non-management directors.

14. Implement a system to enable individual directors to engage outside advisers, at the Corporation's expense

         If necessary, the Board of Directors may authorize individual directors to engage outside advisers at the Corporation's expense.

                                  AUTHORIZATION

The contents and the mailing of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.



/s/ Gilles Lemieux

Gilles Lemieux
Secretary

Montreal, Quebec
March 15, 2001


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